SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 25, 2011
VIA EDGAR Cecilia Blye Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Knightsbridge Tankers Limited
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 18, 2011
File No. 000-29106

Dear Ms. Blye:

On behalf of Knightsbridge Tankers Limited (the "Company"), we submit this response to your letter dated May 11, 2011, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010. The Company's responses, together with the Staff's comments, are set forth below.

Risk Factors, page 6

If our vessels call on ports located in countries that are subject to restrictions ….. page 11

1.
We note the disclosure that from time to time on charterers' instructions, your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism. In future filings, please identify these countries.

The Company confirms that it will revise its annual report on Form 20-F in future filings in response to this comment.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 25, 2011

2.
In this respect, please describe to us the nature and extent of your past, current and anticipated contacts with Iran, Syria, Sudan and Cuba, countries currently subject to U.S. economic sanctions and identified by the U.S Department of State as state sponsors of terrorism, whether through subsidiaries, charterers or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments, including the payment of port charges to authorities. We note the disclosure on pages 14 and 20 regarding Frontline Limited and note from disclosure in its 2010 Form 20-F that from time to time on charterers' instructions, its vessels may call on ports located in Iran. We note from your website that related company tankers owners include Overseas Shipholding Group and A.P. Moller Group. We note from disclosure in Overseas Shipholding Group's 2010 Form 10-K that from time to time, vessels in its fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the United States government as state sponsors of terrorism, such as Iran. We note from A.P. Moller Group's shipping unit Maerk Line's website that is has offices in Iran, Syria and Sudan.

The Company is engaged in the seaborne transportation of crude oil and dry bulk cargoes. The Company owns, through its subsidiaries, a fleet of eight vessels, consisting of four double hull Very Large Crude Carriers, or VLCCs, and four Capesize dry bulk carriers. Revenues are generated by the chartering-out of its vessels for single voyages or longer periods. The contractual basis for such charters is a time charter, a bareboat charter or a voyage charter. The terms of these charters are standardized in accordance with industry practice.

A time charter or a bareboat charter transfers the right to operate the relevant vessel to the charterer thereof within the limitations set forth in the charter. These terms always include an obligation not to operate the vessel in violation of applicable laws. In cases when a Company vessel has been time chartered to a third party, the time charterer, not the Company, bears port charges to the port authority. The Company believes that its vessels have made three, nil, two and nil calls to Iranian ports while on time charters during 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. The Company does not know the amount of port costs paid on those calls to Iranian ports as they were paid by the charterer.

In chartering-out vessels on voyage charters, the Company respects applicable laws (including relevant embargo laws). When a vessel is voyage chartered and the voyage charterer directs the vessel to an Iranian port, for example, the Company pays port charges to the port authority as is standard in the shipping industry. The Company believes that its vessels have made nil, nil, three and one call to Iranian ports while on voyage charters during 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. Of the three calls made to Iranian ports during 2010, two were made while the Company's vessels were on voyage charter to National Iranian Tanker Company ("NITC").

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 25, 2011

Other than as described herein, to the Company's knowledge, it has had no other direct or indirect contacts with Iran. To the Company's knowledge, it has had no direct or indirect contacts with Syria, Sudan or Cuba during 2008, 2009, 2010 and the three months ended March 31, 2011.

The Company respectfully advises the Staff that the "Related Companies" referred to on the Company's website are not related parties to the Company, but rather other important shipping industry participants. The Company intends to change its website to alleviate any confusion.

3.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

The two voyage charters with NITC in 2010 generated $4.5 million of operating revenues or approximately 4.7% of the Company's total operating revenues. The Company is aware that total revenues from Iranian companies in any 12-month period must not exceed $20 million. Port costs paid in Iran on these voyages amounted to $0.2 million or 1.7% of total voyage expenses.

Voyage charters with non-Iranian companies in 2010 and the three months ended March 31, 2011 involved one port call in Iran in each period. Operating revenues from these voyage charters were approximately $1.6 million and $2.0 million, respectively, or approximately 1.6% and 8.7% of total operating revenues, respectively. No port costs were paid in Iran on these voyages as the port costs were deducted from the revenue paid to the Company.

The Company does not believe that its voyage charters to NITC and its voyage charters involving port calls in Iran or such voyage charters combined are material in the periods discussed above from a quantitative viewpoint.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 25, 2011

The Company has been listed on the NASDAQ Global Select Market since its initial public offering in February 1997. Since that time, the Company believes that U.S. investors in general, and its shareholders in specific, have become familiar with the international energy markets in which the supply of oil by ship to industrial countries such as the United States, the nations of the European Union, India, China and Japan plays a key role. The Company believes that U.S. investors in the energy industry understand that sources of oil include Iran. Insofar as the Company, a non-U.S. person, is concerned, the Company believes that U.S. investors understand that the regulations of the Office of Foreign Assets Control of the U.S Department of Treasury permit many U.S. companies to do business with Iran through foreign subsidiaries.

The Company has concluded that the payments made to Iranian port authorities when a voyage chartered vessel called at an Iranian load port are both quantitatively immaterial to its business and qualitatively immaterial to its reputation and share price. In addition, the Company in reaching this conclusion believes that investors understand that in order to meet its obligations under voyage charters for its vessels, the Company is required to pay port fees, which is a normal commercial arrangement in the shipping industry.

Insofar as payments made by time charterers of the Company's vessels to Iranian authorities are concerned, the Company has also concluded that these are qualitatively immaterial to the Company's reputation and share price. The Company's considerations have included the following: (i) The Company has no knowledge of what its time charterers pay to Iranian authorities, (ii) the Company has no control over payments made by its charterers to Iranian authorities, (iii) the Company's charterers may not be subject to U.S. regulations in directing the Company's vessels to Iranian ports to load Iranian oil cargoes, and (iv) the Company under the terms of those charters has no right to refuse to take Iranian oil cargoes.

The Company notes the Staff's comments that a number of states, universities and other investors have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

As the Company's business contacts with Iran have been infrequent and relatively minor in scope, the Company does not believe that such contacts are qualitatively material to a reasonable investor's investment decision.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 25, 2011

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Gary J. Wolfe Gary J. Wolfe, Esq.
Jennifer Hardy Special Counsel Division of Corporate Finance Securities and Exchange Commission Inger M. Klemp Chief Financial Officer Knightsbridge Tankers Limited

4